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Exhibit 99.1

JETBLUE THANKS THEIR "TRUE BLUE" CUSTOMERS
WITH NEW LOYALTY PROGRAM
Low-Fare Carrier's New Loyalty Program Offers Free Flights,
And Double Points When Booked at www.jetblue.com*

        New York, NY (June 18, 2002)—JetBlue Airways Corporation (Nasdaq: JBLU) today unveiled "TrueBlue," the low-fare carrier's first customer loyalty program. The new program, which rewards the airline's most frequent fliers, is managed online at www.jetblue.com and offers double points to customers who book flights through the airline's website.*

        Unlike traditional frequent flier programs, TrueBlue members earn points instead of 'miles' for flights flown. The airline has classified each of its routes as short, medium or long-haul. Customers can earn points for each one-way trip: two points for a short flight; four points for a medium flight; and six points for a long flight. Points are automatically doubled when TrueBlue members book via www.jetblue.com, through December 31, 2002. A free roundtrip flight, anywhere JetBlue flies, is awarded once a customer reaches 100 points.

        A roundtrip flight between LA/Long Beach and Washington, DC, for example, would earn 24 points if booked at www.jetblue.com. Or 100 points could be accumulated by seven roundtrip flights between New York City and Florida, also using the airline's website. When TrueBlue members have accumulated 100 points, they are immediately notified via e-mail that they've received a free roundtrip flight.

        "In our 30 months of operation, JetBlue has already attracted an incredibly loyal customer base," said Tim Claydon, Vice President of Sales and Distribution for JetBlue. "And TrueBlue is our way of saying thanks to them. We think of it as a gratitude program which recognizes and rewards customers' business but also offers individual customers the opportunity to build a more personal relationship with JetBlue."

        Customers will now be able to track their flight history with the airline and a new credit history feature will track customers' cancelled bookings, show account balances and assist in using the credits to book future flights online.

        JetBlue is a low-fare, low-cost passenger airline, which provides high-quality customer service. Since launching operations in February 2000, the airline has served more than six million passengers with a fleet of 25 new Airbus A320 aircraft. JetBlue is scheduled to take delivery of another 11 new A320s by the end of 2002. All JetBlue aircraft are outfitted with roomy all-leather seats each equipped with free live satellite television, offering up to 24 channels of DIRECTV® Programming at every seat.**

        From its base at New York City's John F. Kennedy International Airport, JetBlue flies to: Fort Lauderdale, Tampa, Orlando, Fort Myers and West Palm Beach, FL; Buffalo, Rochester and Syracuse, NY; Long Beach, Ontario and Oakland, CA; Burlington, VT; New Orleans, LA; Denver, CO; Salt Lake City, UT; San Juan, PR; and Seattle, WA. From Washington DC, the airline serves Fort Lauderdale, FL, and Long Beach and Oakland, CA.

        Commencing September 6, from its west coast base at Long Beach, near Los Angeles, JetBlue plans to serve Oakland, in the San Francisco Bay area, with nine flights a day. In addition, from Long Beach beginning October 10, the airline plans to add six flights a day to Las Vegas, a daily flight to Salt Lake City and a fifth daily flight to JFK.

        In February, JetBlue won Air Transport World magazine's 2002 "Market Development Award," for its successful first two years of service, and also was named Best Overall Airline by Onboard Services magazine. Last year, the airline ranked first in Conde Nast Traveler's 2001 Business Travel Awards, second in the Best Domestic Airline category in the magazine's 14th Annual Readers' Choice Awards, and number two Best Domestic Airline in the 2001 Zagat Airline Survey.

        With JetBlue, all seats are assigned, all travel is ticketless, all fares are one-way, and a Saturday night stay is never required. The airline is offering $5 each way off all fares booked through its web site, www.jetblue.com, through July 31. For more information, schedules and fares, please visit www.jetblue.com or call JetBlue reservations at 1-800-JETBLUE (538-2583).

# # #

*
Double points apply on www.jetblue.com through December 31, 2002.

**
DIRECTV® service is not available on flights between New York City and San Juan, Puerto Rico.

        This press release contains statements of a forward-looking nature relating to future events or future financial results of JetBlue that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including without limitation, the rapidly changing industry and regulatory environment following recent terrorist attacks, our limited operating history, our ability to implement our growth strategy, our fixed obligations, our dependence on the New York market, our ability to renew or replace gate leases, our competitive environment, problems with our aircraft, economic and other conditions in markets in which we operate, governmental regulation, increases in maintenance costs, fuel prices and insurance premiums and cyclical and seasonal fluctuations in our operating results. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to, the Company's registration statement on Form S-1, as amended. We undertake no obligation to update any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

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  Exhibit 99.1